UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Enphase Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29355A 10 7

(CUSIP Number)

JAMESON MCJUNKIN

MADRONE CAPITAL

3000 SAND HILL ROAD, BUILDING 1, SUITE 150

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 29355A 10 7	13D/A

1.	Name of Reporting Persons Madrone Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,338,287 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,338,287 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,338,287 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Madrone Partners, L.P. (“Madrone”) and Madrone Capital Partners, LLC (“MCP,” together with Madrone, collectively, the “Madrone Entities”) and Jameson McJunkin (together with the Madrone Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Jameson McJunkin is a Managing Member of MCP, which serves as the general partner of Madrone. MCP holds no securities of the Issuer directly. Jameson McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(3)	This percentage is calculated based upon 42,942,058 shares of Issuer’s Common Stock (as such terms are defined below) outstanding as of July 31, 2014, as reported on the Issuer’s Prospectus supplement dated August 14, 2014 to Prospectus dated May 16, 2014 filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2014.

CUSIP No. 29355A 10 7	13D/A

1.	Name of Reporting Persons Madrone Capital Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,338,287 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,338,287 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,338,287 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.1% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Jameson McJunkin is a Managing Member of MCP, which serves as the general partner of Madrone. MCP holds no securities of the Issuer directly. Jameson McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(3)	This percentage is calculated based upon 42,942,058 shares of Issuer’s Common Stock (as such terms are defined below) outstanding as of July 31, 2014, as reported on the Issuer’s Prospectus supplement dated August 14, 2014 to Prospectus dated May 16, 2014 filed with the SEC on August 14, 2014.

CUSIP No. 189464 10 0	13D/A

1.	Name of Reporting Persons Jameson McJunkin
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,338,287 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,338,287 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,338,287 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.1% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Jameson McJunkin is a Managing Member of MCP, which serves as the general partner of Madrone. MCP holds no securities of the Issuer directly. Jameson McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(3)	This percentage is calculated based upon 42,942,058 shares of Issuer’s Common Stock (as such terms are defined below) outstanding as of July 31, 2014, as reported on the Issuer’s Prospectus supplement dated August 14, 2014 to Prospectus dated May 16, 2014 filed with the SEC on August 14, 2014.

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D relating to the common stock, par value $0.00001 per share (the “Common Stock”) of Enphase Energy, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2012, as amended by Amendment No. 1 filed on June 8, 2012 (the “Prior Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 1.	Security and Issuer

Item 1(b) is amended and restated in its entirety as follows:

“(b) The principal executive offices of the Issuer are located at 1420 N. McDowell Blvd., Petaluma, CA 94954.”

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

“On August 19, 2014, the Madrone Entities sold an aggregate of 800,000 shares of the Issuer’s Common Stock at a price per share of $10.0269 in a registered underwritten public offering.

In addition, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.”

Item 5.	Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

“The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing, except as otherwise provided below:

Reporting Persons	Shares Held Directly	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)
Madrone	4,333,287	0	4,333,287	0	4,333,287	4,333,287	10.1%
Madrone Capital (1)	0	0	4,333,287	0	4,333,287	4,333,287	10.1%
Mr. McJunkin (1)	0	0	4,333,287	0	4,333,287	4,333,287	10.1%

(1)	Mr. McJunkin serves as a Managing Member of Madrone Capital, which serves as the general partner of Madrone. Madrone Capital holds no securities of the Issuer directly. Mr. McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(2)	This percentage is calculated based upon 42,942,058 shares of Issuer’s Common Stock outstanding as of July 31, 2014, as reported on the Issuer’s Prospectus supplement dated August 14, 2014 to Prospectus dated May 16, 2014 filed with the SEC on August 14, 2014.

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The “Lock-up Agreements” paragraph of Item 6 is amended and restated as follows:

“Lock-up Agreements

The Madrone Entities and Mr. McJunkin, along with all the Issuer’s officers, directors, and holders of substantially all of the Issuer’s common stock, have entered into letter agreements (the “Lock-up Agreement”), whereby they have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of the Issuer’s common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the Lock-up Agreement and continuing to but excluding November 6, 2014, except with the prior written consent of Needham & Company, LLC.

Other than as described in this Amendment No. 2, to the best of the Madrone Entities’ and Mr. McJunkin’s knowledge, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.”

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented by adding the following:

“F.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 14, 2014).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2014

MADRONE PARTNERS, L.P.
By its General Partner, Madrone Capital Partners, LLC

By:	/s/ Jameson McJunkin
Jameson McJunkin
Manager

MADRONE CAPITAL PARTNERS, LLC

By:	/s/ Jameson McJunkin
Jameson McJunkin
Manager

/s/ Jameson McJunkin
Jameson McJunkin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

F.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 14, 2014).